

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2019

George Scangos, Ph.D.
President and Chief Executive Officer
Vir Biotechnology, Inc.
499 Illinois Street, Suite 500
San Francisco, California 94158

Re: Vir Biotechnology, Inc.
Form S-1
Exhibit Nos. 10.16-30, 32-41, and 44
Filed September 3, 2019
File No. 333-233604

Dear Dr. Scangos:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance